Report to Shareholders
(all amounts in US$ unless otherwise noted)

Significant events during the most recent quarter:

• Construction continues at Cerro San Pedro project
• Falconbridge completes over 27,000 meters of drilling at El Morro project
• Tunnel work commences at El Morro project
• Exploration drilling commences at Rio Figueroa project
• Exploration drilling commences at Southwest Alaska project

MEXICO – Cerro San Pedro Project (100%-owned)

The 100%-owned Cerro San Pedro gold and silver heap-leach project is located in central Mexico, 20 kilometers outside the state capital city of San Luis Potosí. The development plan for the Cerro San Pedro project is an open pit mine, producing run-of-mine ore to be processed by heap leaching using a Merrill-Crowe recovery process to produce gold/silver doré.

Mineral reserves for the Cerro San Pedro project total 69.9 million tonnes of ore grading 0.55 g/t gold and 23.0 g/t silver. This equates to 1.24 million contained ounces of gold and 51.68 million contained ounces of silver, or 2.03 million contained ounces of gold equivalent reserves when using a silver-to-gold ratio of 65:1.

Cerro San Pedro Project – Mineral reserves and resources

							Contained
				Gold	Contained	Contained	gold
		Gold	Silver	equiv.	gold	silver	equiv.
	Tonnes	grade	grade	grade	ounces	ounces	ounces
	(000’s)	(g/t)	(g/t)	(g/t)	(000’s)	(000’s)	(000’s)
Mineral reserves
Proven and probable	69,885	0.55	23.0	0.90	1,236	51,678	2,031
Mineral resources
Measured	106,289	0.55	20.3	0.86	1,880	69,371	2,947
Indicated	9,929	0.48	19.7	0.78	153	6,289	250
Total	116,218	0.54	20.3	0.85	2,033	75,660	3,197
Inferred	3,176	0.44	21.7	0.77	45	2,215	79

1)     Mineral reserves and resources have been estimated in accordance with defi nitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualifi ed Person, as that term is defi ned in National Instrument 43-101.

2)     Mineral reserves have been estimated at a price of $400 per ounce of gold and $6.15 per ounce of silver.

3)     Mineral reserves are contained within mineral resources.

4)     Mineral resources have been estimated at a cut-off grade of 0.20 g/t gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5)     Silver-to-gold ratio is estimated at 65:1.

6)     Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: This table uses the terms "measured and indicated mineral resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

7)     Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

The Cerro San Pedro mine is projected to produce an average of 85,500 ounces of gold and 2.0 million ounces of silver per year, or 115,500 ounces of gold and gold equivalent silver per year when using a silver-to-gold ratio of 65:1, over a currently estimated mine life of nine years. The Cerro San Pedro mine is expected to be a low cost gold producer, especially at higher silver prices. For example, when using a recent silver price of $12.00 per ounce, cash operating costs are estimated to be $46 per ounce, net of silver credits. The initial mine capital cost is expected to be $29.1 million, with total capital costs estimated at $34.3 million over the life of the mine.

In April 2006, we were notified by Secretaria de Defensa National ("SEDENA") that it was imposing a restriction on the use of explosives on land owned by Ejido Cerro de San Pedro as a result of legal action brought against SEDENA. This legal action is substantially the same as the earlier lawsuit that was resolved in favor of SEDENA in early 2006. The group that filed this lawsuit has also filed other lawsuits against various governmental agencies that have granted permits and licenses with respect to the Cerro San Pedro project. Of the lawsuits that have had final rulings, none have been resolved in favor the group opposing the Cerro San Pedro project. We are aggressively working with SEDENA and the Mexican legal system in order to resolve the explosives permit restriction and to prevent similar restrictions from recurring. Our ability to deliver ore to the leach pad in accordance with the mine plan is dependent upon removal of the explosives restriction.

Although the restriction prohibits the use of explosives in the haul road and pit areas, we have made considerable progress in constructing the haul road and pit access roads, and pre-stripping in the pit area without the use of explosives. Other project development activities during the period included construction of the leach pad, solution ponds, laboratory, haul road tunnel and process plant foundation. We currently have over 300 employees and contractors working at the mine site. Construction of the process plant and related facilities is expected to be complete by the end of 2006.

CHILE – El Morro Project (30%-owned)

Metallica’s 30% interest in the El Morro project includes the La Fortuna and El Morro copper-gold porphyry deposits. The project is located approximately 80 kilometers east of the city of Vallenar in northern Chile and is situated along one of the most prolific copper belts in the world.

Falconbridge completed a 75-hole, 27,691 meter drilling program in May 2006 at the La Fortuna deposit, and is continuing to work on a 1,150 meter decline, which is expected to be completed in February 2007. The decline will transect the core of the La Fortuna deposit, beginning with an 800 meter drive across the secondary copper enrichment zone followed by a 350 meter spiral drive into the primary sulfide zone. The decline will serve to further validate the grade of the resource, provide additional material for metallurgical testing and allow detailed geotechnical studies for mine engineering and pit design. The drilling program consisted of 59 delineation core holes totaling 22,814 meters and 16 metallurgical core holes totaling 4,877 meters. Results from 30 holes totaling 12,438 meters have been released to date and can be viewed on Metallica’s website, www.metal-res.com. Results for the remaining 45 drill holes will be released as soon as they are received from Falconbridge. Falconbridge has informed Metallica that it intends to complete a prefeasibility study for the La Fortuna deposit by the end of 2006. The cost of the prefeasibility study, including the drilling program and decline, is estimated by Falconbridge to be $40 million, all of which will be borne by Falconbridge.

The following resource estimate for the La Fortuna deposit was prepared in April 2005 using data provided by Falconbridge and has not been updated to include the results from the 75-hole core drilling program referred to above.

La Fortuna Deposit – Mineral resources (Reported as 100%)

Copper cut-off basis
					Contained	Contained
Copper			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000’s)	(%)	(g/t)	(000’s)	(000’s)
0.3%	Indicated	203,000	0.69	0.59	3,088,000	3,900
	Inferred	450,000	0.50	0.39	4,960,000	5,600
0.4%	Indicated	185,000	0.72	0.62	2,937,000	3,700
	Inferred	295,000	0.58	0.44	3,772,000	4,200
0.5%	Indicated	150,000	0.78	0.65	2,579,000	3,100
	Inferred	172,000	0.68	0.49	2,579,000	2,700

Copper equivalent cut-off basis ($1.00/lb copper and $400/oz gold)

Copper					Contained	Contained
equivalent			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000’s)	(%)	(g/t)	(000’s)	(000’s)
0.3%	Indicated	214,000	0.66	0.58	3,114,000	4,000
	Inferred	688,000	0.41	0.35	6,219,000	7,700
0.4%	Indicated	209,000	0.67	0.59	3,087,000	4,000
	Inferred	538,000	0.46	0.39	5,456,000	6,800
0.5%	Indicated	200,000	0.69	0.61	3,042,000	3,900
	Inferred	394,000	0.52	0.44	4,517,000	5,600

1)     The updated mineral resource estimate for the La Fortuna deposit is classifi ed as an indicated and inferred mineral resource in accordance with CIM Defi nitions for mineral resources and mineral reserves. The estimate is based entirely on data provided to Metallica by Falconbridge.The Qualifi ed Persons, as defi ned by National Instrument 43-101, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow – AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certifi ed Professional Geologist - AIPG and Exploration Director for Metallica Resources.

2)     Mineral resources do not have demonstrated economic viability.

3)     Cautionary note to U.S. investors concerning estimates of indicated mineral resources:
This table uses the term "indicated mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

4)     Cautionary note to U.S. investors concerning estimates of inferred mineral resources:
This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

EXPLORATION

The Rio Figueroa copper-gold project is located approximately 17 kilometers west of Kinross Gold Corporation/Bema Gold Corporation’s Refugio gold-copper mine and approximately 80 kilometers southeast of the city of Copiapó, Chile. The project is situated along the same prolific copper belt as El Morro. Metallica has an option to acquire a 100% interest in the 54 square kilometer property by making a series of cash payments totaling $3.5 million over a five-year period and incurring $1.5 million in exploration expenditures over a three-year period.

In July 2006, we commenced work on a 1,500 meter core drilling program at the Cerro Matta target area. Mapping, trenching and sampling in an area southeast of the primary Cerro Matta target has identified a 30 meter thick zone of anomalous copper-gold mineralization associated with pervasive silicification in sandstones and conglomerates. The presence of consistent copper-gold mineralization in the county rock is a positive indication of a nearby mineralized intrusive, and potentially extends the Cerro Matta copper-gold zone an additional 600 meters to the southeast.

Metallica has an option to earn a 65% interest in precious metal rich exploration properties located in Southwest Alaska and the Aleutian Islands, the Southwest Alaska project. In order to exercise the option, qualifying exploration expenditures totaling $4.5 million and payments to the option holder totaling $250,000 must be made over a six-year period beginning in 2005. Metallica may increase its interest in individual properties to 70% by completing a prefeasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.

In June 2006, the Company commenced a 700 meter drilling program to test the Kawisgag and Bee Creek copper-gold target areas at the Southwest Alaska project. The initial drilling program is expected to be completed in August 2006, the results of which will determine the future direction of the exploration program.

On behalf of the Board of Directors,

Richard J. Hall
President and Chief Executive Officer
August 8, 2006

Management’s Discussion and Analysis

Management’s discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months and six months ended June 30, 2006 and 2005 has been prepared based on information available to the Company as of July 31, 2006. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three-month and six-month periods ended June 30, 2006 and 2005, and in conjunction with MD&A for the year ended December 31, 2005. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

The Company is in the development stage with the majority of its expenditures being made on the Cerro San Pedro gold and silver project, all of which have been capitalized. The Company does not have any revenue from operations. Financial results of operations primarily consist of interest income, general and administrative expenses, exploration expenses, foreign exchange gains and losses, and other non-cash expenses.

Financial Results of Operations

Second Quarter 2006 Compared to Second Quarter 2005

The Company reported net income of $0.01 million ($0.00 per share) for the three months ended June 30, 2006 as compared to a loss of $0.99 million ($0.01 per share) for the three months ended June 30, 2005. The increase in net income of $1.00 million in the current period was primarily due to a $1.54 million increase in foreign exchange gains on cash balances held in Canadian dollars. The increase in foreign exchange gain in the current period was partially offset by an increase in general and administrative expenses of $0.21 million in the current period, primarily resulting from an increase in bonus payments to employees totaling $0.09 million, and an increase in Sarbanes-Oxley compliance costs totaling $0.16 million. In addition, stock-based compensation expense increased by $0.35 million in the current period due principally to stock option grants of 930,000 in the current period versus 150,000 in the preceding period.

Year to Date 2006 Compared to Year to Date 2005

The Company reported a loss of $0.36 million ($0.00 per share) for the six months ended June 30, 2006 as compared to a loss of $1.72 million ($0.02 per share) for the six months ended June 30, 2005. The decrease in loss of $1.36 million in the current period principally resulted from a $1.85 million increase in foreign exchange gains on cash balances held in Canadian dollars. The increase in foreign exchange gain in the current period was partially offset by an increase in general and administrative expenses of $0.30 million in the current period, primarily resulting from an increase in bonus payments to employees in the second quarter of 2006 totaling $0.09 million and an increase in Sarbanes-Oxley compliance costs totaling $0.20 million.

Summary of Quarterly Results

The following summary of quarterly results is unaudited and has been prepared in accordance with Canadian GAAP.

	2006		2005
	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	9,199	(367,005)	15,202	9,663,769
Basic net income (loss) per share	0.00	(0.00)	0.00	0.12
Diluted net income (loss) per share	0.00	(0.00)	0.00	0.12

	2005		2004
	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(993,277)	(726,896)	1,582,433	1,649,917
Basic net income (loss) per share	(0.01)	(0.01)	0.02	0.02
Diluted net income (loss) per share	(0.01)	(0.01)	0.01	0.02

The quarterly net income (loss) volatility principally results from foreign exchange gains and losses on cash balances held in Canadian dollars. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million due to Falconbridge Limited’s ("Falconbridge") $10 million payment on the El Morro project.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased by $5.42 million for the three months ended June 30, 2006 as compared to a decrease in cash and cash equivalents of $2.49 million for the three months ended June 30, 2005. The $2.93 million increase in 2006 cash outflows is primarily due to an increase in cash expenditures on construction activities at the Cerro San Pedro project in the current period totaling $4.08 million, which was partially offset by an increase in unrealized foreign exchange gains on Canadian dollar cash balances in the current period totaling $1.08 million. Project development activities at the Cerro San Pedro project during the current period include construction of the leach pad, solution ponds, haul road tunnel, process plant foundation and pre-stripping in the pit area.

The Company’s cash and cash equivalents decreased by $9.30 million for the six months ended June 30, 2006 as compared to a decrease in cash and cash equivalents of $4.20 million for the six months ended June 30, 2005. The $5.10 million increase in 2006 cash outflows principally results from an increase in payments for construction activities at the Cerro San Pedro project totaling $7.06 million due to commencement of project construction in February 2006. Expenditures on the Cerro San Pedro project were partially offset by an increase in unrealized foreign exchange gains on Canadian dollar cash balances in the current period totaling $1.39 million, and an increase in proceeds from the exercise of stock options in the current period totaling $0.63 million.

The Company had working capital of $30.62 million at June 30, 2006 as compared to working capital of $42.32 million at December 31, 2005. The $11.70 million decrease in working capital primarily results from accrual basis additions totaling $13.04 million to mineral properties, plant and equipment on the Company’s exploration and development projects, principally the Cerro San Pedro project.

The Company held Canadian dollar cash and cash equivalents totaling Cdn$22.89 million at June 30, 2006.

Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $29,475 during the six months ended June 30, 2006.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company incurred consulting fees pursuant to this agreement totaling $37,500 during the six months ended June 30, 2006. In addition, the Company paid a bonus to the director totaling $45,000 in June 2006.

Outstanding Share Data

As of July 31, 2006, the Company had one class of common shares with a total of 84,053,920 common shares outstanding. The Company has 19,330,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of July 31, 2006 total 3,019,000 and are exercisable for common shares at prices ranging from Cdn$1.20 per share to Cdn$3.67 per share.

Corporate Outlook

In February 2006, the Company commenced construction of its Cerro San project in Mexico. The initial capital cost to build the mine is projected to be $29.1 million, with a total capital cost of $34.3 million over the life of the mine. The Company intends to proceed with construction of the process plant and related facilities while it awaits a legal resolution to the restriction on its explosives permit discussed below. It is anticipated that construction of the process plant and related project facilities will be completed by the end of 2006.

In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was imposing a restriction on the use of explosives on land owed by Ejido Cerro de San Pedro as a result of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas for the Cerro San Pedro project. This lawsuit is substantially the same as an earlier lawsuit that was resolved in favor of SEDENA in early 2006. In the event that the explosives restriction is not removed in a timely manner, or if the legal action is not resolved in favor of SEDENA, the Company’s ability to produce ore from the mine area will be further delayed.

At the La Fortuna deposit area of the El Morro project, Falconbridge has completed a 75-hole, 27,691 meter drilling program, and is working on a 1,150 meter decline. Falconbridge has informed the Company that it intends to complete a prefeasibility study for the La Fortuna deposit by the end of 2006. The estimated cost of the prefeasibility study, including the drilling program and decline, is estimated by Falconbridge to be $40 million, all of which will be borne by Falconbridge.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks as those described under "Item 3. Key Information, D) Risk Factors" in the Company’s Annual Report on Form 20-F. Readers are encouraged to give careful consideration to these risk factors which include: risks associated with the Company’s history of net losses and the uncertainty of obtaining additional financing for mineral exploration and development activities; risks inherent in the mining industry; risks associated with estimates and forecasts of mineral reserves, mineral resources and production timing and activities; operational and environmental risks; the risk of failure to achieve production or cost estimates; risks of development, construction and mining operations; risks relating to hedging; risks of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risks of fluctuations in mineral prices and foreign currency exchange rates; risks associated with labor disruptions; risks associated with the repatriation of earnings; the risk of loss of key management employees; risks of competition from larger more established mining companies; risks of adverse rulings from lawsuits and other legal proceedings; and the inability to economically or fully insure against certain risks. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Refer to "Item 4. Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status" and " – Surface and Water Rights Acquisition" and "Item 8. Financial Information, A) Consolidated Financial Statements and Other Financial Information – Legal Proceedings" in the Company’s most recent Annual Report on Form 20-F for details of current legal actions pending.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Item 3. Key Information, D) Risk Factors" in the Company’s most recent Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc.
(a development stage company)

Consolidated Balance Sheets
(unaudited) U.S. dollars
	June 30,	December 31,
	2006	2005
	$	$
Assets
Current assets:
Cash and cash equivalents	33,369,786	42,669,830
Value-added tax receivable and other current assets	2,008,424	969,947
	35,378,210	43,639,777

Mineral properties, plant and equipment (Note 3)	69,069,891	56,033,836
Other assets	276,795	246,271
Total assets	104,724,896	99,919,884

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	4,761,487	1,323,571

Restricted stock units (Note 6 (d))	229,918	59,435
Asset retirement obligation (Note 5)	477,143	343,164
Total liabilities	5,468,548	1,726,170

Shareholders’ equity (Note 6):
Share capital – 84,052,082 common shares (2005: 83,301,676)	109,265,373	108,158,077
Contributed surplus	1,484,554	1,484,554
Warrants	5,883,108	5,889,285
Stock options	1,750,335	1,431,014
Deficit	(19,127,022)	(18,769,216)
	99,256,348	98,193,714
Total liabilities and shareholders’ equity	104,724,986	99,919,884

Contingencies (Note 8)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars
	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

	$	$	$	$
Interest income	349,511	231,264	686,572	464,778

General and administrative expense	940,031	727,400	1,394,876	1,091,310
Exploration expense	157,824	50,647	202,992	90,484
Stock-based compensation expense	389,173	39,752	430,880	226,855
Restricted stock unit expense	53,039	–	146,141	–
Foreign exchange (gain) loss	(1,222,251)	320,809	(1,168,608)	683,020
	317,816	1,138,608	1,006,281	2,091,669

Income (loss) before income taxes	31,695	(907,344)	(319,709)	(1,626,891)
Income tax provision (Note 7)	22,496	85,933	38,097	93,282

Net income (loss)	9,199	(993,277)	(357,806)	(1,720,173)

Deficit at beginning of period	(19,136,221)	(27,454,910)	(18,769,216)	(26,728,014)
Deficit at end of period	(19,127,022)	(28,448,187)	(19,127,022)	(28,448,187)
Basic and diluted loss per share	–	(0.01)	–	(0.02)
Weighted average number of common shares outstanding	83,702,479	82,797,737	83,614,449	82,792,505

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars
	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	$	$	$	$
Cash flows provided from (used for) operating activities
Net income (loss)	9,199	(993,277)	(357,806)	(1,720,173)
Non-cash items:
Depreciation and amortization	3,752	1,551	6,877	6,408
Stock-based compensation expense	389,173	39,752	430,880	226,855
Restricted stock unit expense	53,039	–	146,141	–
Common share contribution to retirement plan	5,766	4,921	10,733	9,711
Unrealized foreign exchange (gain) loss on cash and cash equivalents	(759,131)	320,809	(705,486)	683,020
Changes in non-cash working capital:
Value-added tax and other current assets	(700,268)	(174,119)	(1,038,477)	113,763
Increase in other assets	(30,623)	–	(30,623)	–
Accounts payable and accrued liabilities	366,319	176,802	573,926	241,086
	(662,774)	(623,561)	(963,835)	(439,330)

Cash flows used for investing activities
Mineral properties, plant and equipment	(5,840,783)	(1,674,207)	(9,863,244)	(3,216,707)
	(5,840,783)	(1,674,207)	(9,863,244)	(3,216,707)

Cash flows provided from financing activities
Proceeds from exercise of warrants	–	–	53,643	–
Proceeds from exercise of stock options	327,241	129,899	767,906	136,756
	327,241	129,899	821,549	136,756

Effect of exchange rate changes on cash and cash equivalents	759,131	(320,809)	705,486	(683,020)
Decrease in cash and cash equivalents	(5,417,185)	(2,488,678)	(9,300,044)	(4,202,301)
Cash and cash equivalents, beginning of period	38,786,971	40,135,363	42,669,830	41,848,986
Cash and cash equivalents, end of period	33,369,786	37,646,685	33,369,786	37,646,685

Cash and cash equivalents consist of:
Cash on hand and balances with banks	3,490,374	1,104,129	3,490,374	1,104,129
Short-term investments	29,879,412	36,542,556	29,879,412	36,542,556

Non-cash investing activities
Stock-based compensation allocated to mineral properties, plant and equipment	110,958	34,765	158,188	150,891
Restricted stock units allocated to mineral properties, plant and equipment	17,470	–	24,342	–

Income tax payments	7,325	98,683	7,325	106,698

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

1. Basis of Presentation

These interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2005. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

2. Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in the Americas.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2006. It is anticipated that construction of the process plant and related project facilities will be completed by the end of 2006 (Note 8).

The Company is also advancing the El Morro copper-gold exploration project in Chile with Falconbridge Limited and is pursuing various other exploration projects in the Americas.

3. Mineral Properties, Plant and Equipment

Balance at				Plant
Dec. 31,	Mineral	Deferred	Construction	and		Accumulated
2005	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	23,874,324	20,059,890	9,209,819	734,651	53,878,684	245,691	53,632,993
El Morro, Chile	–	20,375	–	–	20,375	–	20,375
Rio Figueroa, Chile	335,042	1,520,690	–	–	1,855,732	–	1,855,732
Other Projects, Chile	25,639	2,709	–	–	28,348	–	28,348
Alaska Peninsula, USA	310,208	171,555	–	–	481,763	–	481,763
Office Furniture and Equipment	–	–	–	101,939	101,939	87,314	14,625

Balance at Dec. 31, 2005	24,545,213	21,775,219	9,209,819	836,590	56,366,841	333,005	56,033,836

				Plant
	Mineral	Deferred	Construction	and		Accumulated
2006 Additions	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	50,000	378,777	11,530,255	277,254	12,236,286	62,268	12,174,018
El Morro, Chile	–	37,950	–	–	37,950	–	37,950
Rio Figueroa, Chile	24,856	166,043	–	–	190,899	–	190,899
Other Projects, Chile	14,079	10,276	–	–	24,355	–	24,355
Alaska Peninsula, USA	–	484,709	–	–	484,709	–	484,709
Office Furniture and Equipment	–	–	–	130,902	130,902	6,778	124,124

2006 Additions	88,935	1,077,755	11,530,255	408,156	13,105,101	69,046	13,036,055

Balance at				Plant
June 30,	Mineral	Deferred	Construction	and		Accumulated
2006	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Mexico	23,924,324	20,438,667	20,740,074	1,011,905	66,114,970	307,959	65,807,011
El Morro, Chile	–	58,325	–	–	58,325	–	58,325
Rio Figueroa, Chile	359,898	1,686,733	–	–	2,046,631	–	2,046,631
Other Projects, Chile	39,718	12,985	–	–	52,703	–	52,703
Alaska Peninsula, USA	310,208	656,264	–	–	966,472	–	966,472
Office Furniture and Equipment	–	–	–	232,841	232,841	94,092	138,749

Balance at June 30, 2006	24,634,148	22,852,974	20,740,074	1,244,746	69,471,942	402,051	69,069,891

4. Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $29,475 during the six months ended June 30, 2006.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company has incurred consulting fees pursuant to this agreement totaling $37,500 during the six months ended June 30, 2006. In addition, the Company paid a bonus to the director totaling $45,000 in June 2006.

5. Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $477,143 at June 30, 2006. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2016. The total estimated reclamation obligation for the Cerro San Pedro project according to the Company’s September 2003 feasibility study is approximately $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6. Share Capital

a) Common shares issued and outstanding

	Number
	Outstanding	Amount
		$
Balance at December 31, 2005	83,301,676	108,158,077
Exercise of stock options	726,000	767,906
Fair value of stock options exercised	–	269,747
Exercise of warrants	20,000	53,643
Fair value of warrants exercised	–	6,177
Shares issued for retirement plan	4,406	9,823
Balance at June 30, 2006	84,052,082	109,265,373

b) Warrants

As of June 30, 2006, the Company had outstanding warrants to purchase 19,330,000 common shares. Each common share purchase warrant entitles the holder to purchase one common share for Cdn$3.10 through December 11, 2008.

	Number
	Outstanding	Amount
Balance at December 31, 2005	19,350,000	5,889,285
Exercise of warrants	(20,000)	–
Fair value of warrants exercised	–	(6,177)
Balance at June 30, 2006	19,330,000	5,883,108

c) Stock options

As of June 30, 2006, the Company had outstanding stock options to purchase 3,019,000 common shares as follows:
	Weighted
	Average
	Exercise
	Price	Number	Amount
	(Cdn$)	Outstanding	(US$)
	$		$
Balance at December 31, 2005	1.39	2,555,000	1,431,014
Granted	3.14	1,190,000	--
Fair value of stock options	--	--	589,068
Exercise of stock options	1.20	(726,000)	--
Fair value of stock options exercised	--	--	(269,747)
Balance at June 30, 2006	2.21	3,019,000	1,750,335
Exercisable at June 30, 2006	1.91	1,909,333

The aggregate fair value of options granted during the six months ended June 30, 2006 was $1,281,694. This amount will be recorded over the underlying option vesting periods.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:
2006

Risk-free interest rate (Canada)	3.9% to 4.2%
Expected dividend yield	0.0%
Expected price volatility	67% to 70%
Expected life of option	3.2 to 3.3 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d) Restricted stock units

In March 2006, the directors granted 250,000 restricted stock units ("RSU’s") to management. The RSU’s will vest on March 9, 2009. Settlement of the RSU’s will be in cash and will be calculated as the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. Due to the cash settlement terms, the RSU’s are set up as a liability and marked-to-market at each period end with changes in fair value reflected in the statement of operations. As of June 30, 2006, the Company had 370,000 RSU’s outstanding with a fair value of $229,918 (December 31, 2005: $59,435).

7. Income Taxes

The current period income tax provision represents the Company’s proportionate interim share of its estimated 2006 tax obligation associated with a profitable Mexican subsidiary.

8. Contingencies

a) In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was imposing a restriction on the use of explosives on land owned by Ejido Cerro de San Pedro as a result of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas of the Cerro San Pedro project. This lawsuit is substantially the same as an earlier lawsuit that was resolved in favor of SEDENA in early 2006. In the event that the explosives restriction is not removed in a timely manner, or if the legal action is not resolved in favor of SEDENA, the Company’s ability to produce ore from the mine area will be further delayed. As of July 31, 2006, the legal action had not been resolved.

b) The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents against governmental agencies seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past three years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

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METALLICA RESOURCES INC.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112 USA